EXHIBIT 17.1
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February 2, 2005

CERTIFIED MAIL-RETURN RECEIPT REQUESTED
Members of the Board of Directors DOBI
Medical International, Inc.

Dear Sirs:

     I hereby resign from my position on the Board of Directors of Dobi Medical International (the "Board"), effective immediately. Since assuming the position of Director, I have been concerned about the ability of the Board to fulfill its oversight obligations for Dobi and have attempted to cause the Board and the Company to institute various procedures that I believed were necessary to insure the proper functioning of the Board. During my time on the Board, I have raised the issues set forth below, as well as several other of my concerns over the management of the company, with other members of the Board both separately, through oral and written communications, and collectively, at Board and committee meetings. Among the procedures that I have pressed are the following:

     1. Establishing a procedure by which the Board can receive and review information being disseminated to the investing public to ensure compliance with all disclosure obligations;

     2. Establishing a procedure to investigate and respond to complaints submitted by investors, such as the recent letter from Dr. Crowley;

     3. Submitting executive employment contracts to the Compensation Committee for review and, if appropriate, revision;

     4. Ensuring that the Board and its Committees receive independent legal advice so that Board members can be confident that the company is in compliance with its various reporting requirements; and

     In addition, as an Audit Committee member, I have proposed that the committee retain outside counsel to ensure compliance with all federal and state law obligations. On January 24, 2005, and then again on January 31, the audit committee failed even to vote on my proposal. To my knowledge, no other significant action has been taken to address any of the concerns I have raised. Accordingly, I can no longer in good conscience remain a member of the Board and I hereby resign as a Director of DOBI.


                                                    Sincerely,


                                                    /s/  Brian Vodicka
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                                                         Brian Vodicka